Filed pursuant to Rule 433

Registration No. 333-158385

September 20, 2010

HSBC USA Inc.

Final Term Sheet:

Issuer:	HSBC USA Inc.
Sole Manager:	HSBC Securities (USA) Inc.
Structure:	10-year Subordinated Notes
Ratings:	A2/A+ (negative outlook / stable outlook)
Pricing Date:	September 20, 2010
Settlement Date:	September 27, 2010 (T+5)
Maturity Date:	September 27, 2020
Form of Note:	Subordinated Notes
Form of Offering:	SEC Registered
CUSIP/ISIN:	40428H PB2 / US40428HPB23

Transaction Details:

Principal Amount:	$750,000,000

Benchmark Treasury:	UST 2.625% due August 2020

Treasury Yield:	2.706%

Treasury Price:	99-9+

Re-offer Spread:	UST + 240 basis points

Coupon:	5.00%

Re-offer Yield:	5.106%

Issue Price:	99.178%

Gross Fees:	0.45%

Net Price:	98.728%

Total Proceeds to Issuer:	$740,460,000

Interest Payment Dates:	Semi-annual on each March 27 and September 27, commencing March 27, 2011

Call Features:	NCL

Regulatory Event Redemption

The Company may redeem the Notes, at the Company’s option, in whole (but not in part) on September 27, 2015, upon the occurrence of a Regulatory Event. A “Regulatory Event” means any event (including any amendment to, clarification of, or change (including any announced prospective change or adoption of any announced prospective change) in applicable laws or regulations or official interpretations thereof or policies with respect thereto or any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, including any pronouncement or publication from any relevant authority) that occurs after the date hereof that for any reason results in there being more than an insubstantial risk, or in any increase in risk, that for the purposes of the capital adequacy requirements of The Board of Governors of the Federal Reserve System (the “Federal Reserve”) or The Financial Services Authority of the United Kingdom (the “FSA”)  all or any party of the Notes may not be included in Tier 2 Capital (or it’s then equivalent).

In such case, the redemption price will be equal to 101% of the outstanding principal balance of the Notes together with any accrued and unpaid interest (including interest on any deferred amounts) to the date fixed for redemption. Any such redemption may be subject to the Company obtaining prior approval of the Federal Reserve and the FSA.

Day Count Convention:	30/360

Minimum Denominations:	$100,000 and integral multiples of $1,000 thereafter

Principal Paying Agent:	HSBC Bank USA, N.A.

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-811-8049.